August 8, 2019

Scott W. Lynn
Chief Executive Officer
Masterworks 003, LLC
497 Broome Street
New York, NY 10013

       Re: Masterworks 003, LLC
           Offering Statement on Form 1-A
           Filed July 15, 2019
           File No. 024-11041

Dear Mr. Lynn:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed July 15, 2019

Summary
Merger, page 10

1. We note that you will merge with 284901, LLC and you will succeed to its assets, which consists of the Painting. However, it appears that the closing of the sale of the Painting purchased by 284901, LLC, will not occur until September 2019. Please clarify the conditions that need to be met for closing to occur and discuss any potential risks to investors if the closing does not occur prior to the merger.
 Scott W. Lynn
Masterworks 003, LLC
August 8, 2019
Page 2
Risk Factors
Risks Relating to Ownership of the Class A Ordinary Shares and the Offering Our Class A ordinary shareholders will have very limited voting rights , page 26

2. Please disclose here, as you do in the "Question and Answer about this Offering" section, that you can sell the Painting without shareholder approval. In this regard, we note your disclosure throughout your registration statement that "[you] in [y]our sole and absolute discretion, will be able to execute a sale of the Painting at any time and in any manner."
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Jennifer Thompson, Accounting Branch Chief, at 202 551-3737 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott M. Anderegg, Staff Attorney at 202 -551-3342 or Jennifer L pez, Staff
Attorney at 202 551-3342 with any other questions.



FirstName LastNameScott W. Lynn                               Sincerely,
Comapany NameMasterworks 003, LLC
                                                              Division of
Corporation Finance
August 8, 2019 Page 2                                         Office of
Consumer Products
FirstName LastName